PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
         FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU,
                             TOKYO 100-0011, JAPAN
               TELEPHONE (813) 3597-8101 FACSIMILE (813) 3597-8120





                                               February 1, 2006




U.S. Securities and Exchange Commission
100 F Street, N.E .
Washington, DC 20549-3561, USA
Attention:   Mr. Larry Spirgel
             Assistant Director


                  hanarotelecom incorporated (File No. 1-15012)
                  ---------------------------------------------

Dear Mr. Spirgel:

                  We are submitting this letter on behalf of our client, hanarotelecom incorporated (the "Registrant"). We appreciate the Staff's review of the Registrant's most recent response letter dated November 3, 2005.

                  Set forth below are the comments of the Staff transmitted in your letter dated December 30, 2005 together with the Registrant's responses to those comments.

NOTE 26. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES, PAGE F-33

COMMENT NO. 1. It is unclear to us from your response to comment 2 whether you intend to disclose the differences in classification of certain income and expenses as operating income between Korean GAAP and US GAAP. We believe that you should disclose the nature and amount of income and expenses that are classified as non-operating income/expenses for Korean GAAP and as operating income/expenses for US GAAP. For example, we note that you have classified the write-off of property and equipment as a non-operating expense for Korean GAAP. It appears that this expense would be considered an operating expense for US GAAP and would, therefore, affect operating income for US GAAP reporting purposes. Please clearly disclose the nature and amount of these classification differences between Korean and US GAAP in future filings.

U.S. Securities and Exchange Commission                                       2


                  RESPONSE TO COMMENT NO. 1. A reconciliation of the operating income or loss accounts under Korean GAAP to the approximate amounts determined under US GAAP pursuant to FASB Concepts Statement No.6 and S-X Reg. 210.5-03 for the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                                                           TRANSLATION
                                                                                            INTO U.S.
                                                        KOREAN WON                           DOLLARS
                                     -------------------------------------------------    --------------
                                                            YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------------------
                                         2002              2003              2004              2004
                                     ------------     -------------     -------------     --------------
                                                       (In millions)                      (In thousands)
Operating income
  As reported....................    W   21,428       W    70,694       W   113,930       $   110,066
  U.S. GAAP adjustments:
   Gain on disposal of property
     and equipment...............            93             1,102               885               855
   Gain on disposal of
     intangible assets...........         1,646                 -                 -                 -
   Donations.....................          (335)             (800)             (306)             (296)
   Loss on disposal of property
     and equipment...............        (5,606)           (1,326)           (1,246)           (1,204)
   Loss on disuse of property
     and equipment...............             -           (61,333)          (20,726)          (20,023)
   Other adjustments*............        (1,867)             (946)            2,270             2,193
                                     -----------      ------------      ------------      ------------
Operating income based on U.S.
  GAAP...........................    W   15,359       W     7,391       W    94,807       $    91,591
                                     ===========      ============      ============      ============

* Represents other US GAAP reconciliation items from Footnote 26 (22) affecting operating income, which include development costs, stock compensation expense, revenue recognition, and amortization of goodwill.


                  The Registrant intends to provide disclosure substantially in the form set forth above in its future filings.

(8) GOODWILL AND OTHER INTANGIBLES, PAGE F-36

COMMENT NO. 2. We note your response to comment 5. It is unclear to us how your policy of testing goodwill for impairment for US GAAP complies with SFAS 142. Confirm for us, if correct, that you followed the methodology described in paragraphs 19-21 of SFAS 142 in performing your goodwill impairment test for US GAAP reporting purposes. In addition, describe this policy in future filings. Specifically, describe each of the two steps in the impairment test, as discussed in paragraphs 19 and 20, and the method for determining the implied fair value of goodwill, as discussed in paragraph 21 of SFAS 142.

                  RESPONSE TO COMMENT NO. 2. The Registrant confirms that it follows the methodology described in paragraphs 19-21 of SFAS No. 142, "Goodwill and Other Intangible Assets," in performing its goodwill impairment test for US GAAP reporting purposes. The Registrant plans to disclose its policy for testing goodwill for impairment for US GAAP reporting purposes in its future filings substantially as follows.

                  Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a

U.S. Securities and Exchange Commission                                       3


straight line basis over its estimated useful life, up to 40 years, and an impairment loss is recognized immediately when it is no longer probable that goodwill will be recovered from expected future economic benefits or its carrying amount exceeds its fair value. All intangibles are amortized over their estimated useful lives and an impairment loss is recognized when their carrying amount exceeds their fair value.

                  Under US GAAP, in accordance with SFAS No. 142, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment at least once a year.

                  In compliance with SFAS No. 142, the Registrant has adopted a two-step test for goodwill impairment. In the first step of the test, which identifies potential impairment, the Registrant compares the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the fair value, the Registrant performs the second step of the test, which measures the amount of impairment loss, by comparing the impaired fair value of reporting unit goodwill with the carrying amount. If the carrying amount exceeds the implied fair value of that goodwill, the Registrant recognizes an impairment loss in an amount equal to that excess. The Registrant determines the implied fair value of goodwill in the same manner as it determines the amount of goodwill recognized in a business combination, by determining the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities.

                                      * * *

                  Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.

                                           Sincerely,

                                           /s/ Tong Yu

                                           Tong Yu



cc:   Janice Lee
         HANAROTELECOM INCORPORATED
      Melissa Hauber
         U.S. SECURITIES AND EXCHANGE COMMISSION